Jones Lang LaSalle®

Real value in a changing world



Investor Presentation

February 2009



Forward looking statements

Statements in this presentation regarding, among other things, future financial results and performance, achievements, plans and objectives, dividend payments and share repurchases may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance, achievements, plans and objectives of Jones Lang LaSalle to be materially different from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed under "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Quantitative and Qualitative Disclosures about Market Risk," and elsewhere in Jones Lang LaSalle's Annual Report on Form 10-K for the year ended December 31, 2007 and in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 and in other reports filed with the Securities and Exchange Commission. There can be no assurance that future dividends will be declared since the actual declaration of future dividends, and the establishment of record and payment dates, remains subject to final determination by the Company's Board of Directors. Statements speak only as of the date of this presentation. Jones Lang LaSalle expressly disclaims any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in Jones Lang LaSalle's expectations or results, or any change in events.

Our Vision

The chosen real estate expert and strategic adviser to the leading occupiers and investors around the world

Market Environment:

- Corporate Outsourcing trend continues
- Real estate activity increasingly “local” given global uncertainty
- Leasing Markets impacted by global recession and unemployment
- Capital Markets challenged by liquidity constraints/valuations
- Real estate money managers under pressure

ENERGY STAR AWARD 2007
PARTNER OF THE YEAR

2008 Forbes THE PLATINUM LIST

THE SUNDAY TIMES 100 BEST COMPANIES TO WORK FOR 2007

BEST EMPLOYERS IN ASIA 2007 HONG KONG

100 BEST CORPORATE CITIZENS 2007
PUBLISHED BY THE CRO, WWW.THECRO.COM

2008 WORLD'S MOST ETHICAL COMPANIES
WWW.ETHISPHERE.COM

Jones Lang LaSalle Actions:

- Corporate Solutions teams winning new global mandates
- Staubach acquisition bolsters local market presence
- Capital Markets teams focused on corporates and value recovery
- LaSalle Investment Management: flight to quality
- Aggressive cost actions across the firm

Diversified Revenue

Total 2008 Revenue = $2.7 billion

2008 Revenue by Service Line



Occupier Services 39%
Facility Mgmt. 7%
Project and Development Services 19%
Tenant Representation 13%
Money Management 13%
Capital Markets 11%
Valuations & Consulting 14%
Agency Leasing 14%
Property Management 9%
Investor Services 37%

Revenue by Geography

	2008 (1)	2007
Americas	35%	29%
EMEA	32%	34%
Asia Pacific	20%	23%
LaSalle Investment Mgmt.	13%	14%
Consolidated	100%	100%

Revenue by Geography incl. LIM

	2008 (1)	2007
Americas	40%	34%
EMEA	36%	40%
Asia Pacific	24%	26%
Consolidated	100%	100%

(1) Includes Staubach revenue commencing July 11, 2008

Jones Lang LaSalle®

Local and Regional Services

Occupier position strengthened in shifting market



Amsterdam, Edinburgh, Frankfurt, Paris, Rome
Berlin, Toronto
Milan, Singapore, Washington DC
Atlanta, Beijing, Boston, Chicago, Denver, Los Angeles, Madrid, New York, San Francisco, Sao Paulo
Dublin, Moscow, Shanghai, Stockholm
Brussels, Hong Kong, London, Sydney
Detroit
Mumbai, Philadelphia
Tokyo
Mexico City, Seoul
Dallas
Rental growth slowing
Rents falling
Rental growth accelerating
Rents bottoming out
Asia-Pacific
EMEA
Americas



Dublin, Hong Kong, Madrid, Washington DC
Beijing
Paris, Tokyo
Brussels, London
Atlanta, Moscow, Rome, Stockholm, Shanghai
Detroit
Amsterdam, Chicago, Singapore, Sydney, Toronto
Boston, Frankfurt, Los Angeles, Mumbai, Sao Paulo
Edinburgh. Milan, New York
San Francisco
Berlin, Mexico City
Seoul
Dallas
Philadelphia
Rental growth slowing
Rents falling
Rental growth accelerating
Rents bottoming out
Q2 2008

Source: Jones Lang LaSalle; LaSalle Investment Management

As of Q4 2008

Leasing Revenue Growth with Increased Market Share

FY 2008 Leasing revenue

($ in millions; "LC"=Local Currency)



52%
18%
$348.3 (1)
$229.3
$194.5
2006
2007
2008
Americas
8% in LC
39%
9%
$226.9
$246.7
$162.8
2006
2007
2008
EMEA
6% in LC
45%
5%
$126.2
$132.7
$87.3
2006
2007
2008
Asia Pacific



25% in LC
31%
25%
$727.8 (1)
$582.4
$444.6
2006
2007
2008
Consolidated

(1) Includes Staubach

Strategic Investments and Acquisitions Expand Footprint

Strengthen market position and diversify globally

Jones Lang LaSalle's Investment and Acquisition Strategy:

New geographies provide immediate scale	Strengthen presence and capture market share	New service lines enhance product offerings
• Dubai – RSP Group • Finland – new Helsinki office • Turkey – new Istanbul office	• U.S. – The Staubach Company • India – Trammell Crow Meghraj • Netherlands – Troostwijk Makelaars • Australia – NSC Corporate	• Retail – Kemper's Group • PDS – KHK Group • Sustainability Solutions – Upstream

Completed 15 acquisitions during 2008

No significant acquisitions contemplated for 2009

The Staubach Company Integration

Premier US brand in Tenant Representation services

- **Staubach was a market-leading real estate advisory firm with a presence in over 20 U.S. markets**
  - Established over 30 years ago by Roger Staubach
- **Fully integrated into JLL with Staubach management leading brokerage group**
  - 2009 financial reporting to be combined performance
- **Variable compensation using commission model**
  - JLL legacy brokers migrated to commission
- **Diverse client base**
  - Winning new business with stronger platform
- **Majority of revenue, c. 85%, from tenant representation**
  - Tenant Representation demonstrated resiliency in the last market downturn



Tenant Representation Service Offerings

- Strategic and advisory consulting
- Transaction management
- Lease and contract negotiation
- Research
- Lease administration
- Portfolio strategy
- Business and economic incentives

Global Corporate Solutions
A global leader in real estate outsourcing services

Strong contribution to growth and profitability:

- Ongoing success in securing new and existing corporate relationships
  - 43 new contractual relationships in 2008
  - 46 expanded relationships with existing clients
- Leveraging the investment in our global platform
  - Sustain revenue growth through counter-cyclical, annuity business
  - Leverage US-based outsourcing to drive global market share gain
  - Capitalize on our strong energy and sustainability service offerings

Key wins:	bp	P&G	Pfizer	lenovo 联想
Transactions	√	+		
Integrated Facilities Mgmt	+	√	√	+
Project Management		√		√
Lease Administration		√		
Strategic Consulting	√		+	

√ = existing relationship

+ = new/expanded relationship

P&G Relationship case study

- Global client since 2003
- 150 million SF
- Facility Management, Project Management
  Transaction Management. Lease Admin, Portfolio Planning
- 700 staff, 52 countries, one global CRM

2008
- Awarded transaction management services for P&G's 150 million-sf global portfolio of owned and leased office, manufacturing, warehouse, tech space and other facilities
- At P&G's first-ever global Supplier Summit, JLL one of only six companies among 80,000 P&G global suppliers to receive highest honors as "Supplier of the Year"
- Received 2 prestigious environmental conservation awards from Hong Kong's Environmental Protection Department

2006
- Awarded P&G's Majority Supplier of the Year (for diversity spend)
- Worked with P&G on the acquisition and consolidation of the Gillette portfolio, producing 15% saving; transitioned the *Wella* portfolio

2005
- Contract expanded to include transactions in Asia Pacific
- Awarded P&G's External Business Partner of the Year

2003
- Original contract for global facilities and project management

P&G benefits from our partnership in several ways:

- Significant savings to operating budget
  - 5% energy reduction at 18 largest sites
  - Cost reduction through soft services bundling
  - Savings on Gillette portfolio assimilation
- Exceeded customer satisfaction targets—***every year***



Procter & Gamble has honored Jones Lang LaSalle throughout our partnership. Most recently with the Supplier of the Year award. We were one of six recipients from a field of 80,000 suppliers.


P&G

Integrated Sustainability Services and Best Practices

Energy conservation and cost savings a growing priority

Making an impact in 2008

- Over 330 LEED Accredited Professionals
- Managed 73 LEED projects, totaling over 35 million square feet
- Documented $95 million in energy savings for clients including:

Xerox | Sun microsystems | Coca-Cola | Bank of America | Motorola

- Reduced 438,000 tons of greenhouse gas emissions
  - Equivalent to the emissions of nearly 50 million gallons of gasoline consumption
- Saved 790 million kilowatt hours
  - Typical U.S. household consumes 11,000 kilowatt hours/year
- Provided 20,000 facilities with specialized energy services

Jones Lang LaSalle Global Sustainability Commitment:

- *Lead the transformation of the property industry by reducing the environmental impact of commercial real estate*
- *Increase our investment in energy and sustainability expertise*
- *Reduce our carbon footprint through our ACT: A Cleaner Tomorrow initiative, which focuses on energy conservation, water conservation, emissions reduction, solid waste reduction, recycling and recycled materials use*

Alliance to Save Energy — Creating an Energy-Efficient World — 30 years

Sustainable Cities Awards — Financial Times — Urban Land Institute

Lower Capital Markets Revenue Reflects Challenging Market

FY 2008 Capital Markets and Hotels revenue

($ in millions; "LC"=Local Currency)


18%
(55%)
$89.3
$105.2
$47.6
2006
2007
2008
Americas


43% in LC
20%
(44%)
$288.9
$347.3
$195.8
2006
2007
2008
EMEA


48% in LC
63%
(49%)
$64.5
$105.4(1)
$53.4
2006
2007 (1)
2008
Asia Pacific


46% in LC
26%
(47%)
$442.7
$557.8 (1)
$296.8
2006
2007
2008
Consolidated

(1) Excludes Asia Pacific Hotels advisory fee

Capital Markets - Value Recovery Services

Advising clients navigating a difficult economic climate

Providing advice to a major bank for an extensive property portfolio in the U.K. and continental Europe

Successfully restructured large property investment group in conjunction with a major U.K. bank

Advising on strategy and subsequent disposition of $1.3 billion loan portfolio in the U.S.

Value Recovery Services

Financial Institution Occupancy Services
Financial Institution Investment Advisory
Distressed Property Receivership Services
Public Sector Financial Assistance
Distressed Property Strategies

Assisting in property portfolio acquisition due diligence for insurance firm in Asia

Providing receivership, management and leasing services for 14 assignments across the U.S.

Advising financial institution on portfolio of property assets in Thailand

Selling $250 million portfolio of U.S. asset backed B notes for European financial institution

Selling or sold nearly $200 million of loans on behalf of various financial institutions

LaSalle Investment Management

Client-focused in a challenging environment



Incentive Fees
Equity Earnings
Advisory and Transaction Fees
Operating Income
($ Millions)
$400
$350
$300
$250
$200
$150
$100
$50
$0
$202.7
$384.3
$370.8
$351.8
Includes $112.5m incentive fee from a single client
$147.5
$206.7
$272.9
$297.0
40% growth
32% growth
9% growth
$50.2
$124.4
$112.0
$81.9
2005
AUM = $29.8 B
2006
AUM = $40.6 B
2007
AUM = $49.7 B
2008
AUM = $46.2 B

LaSalle Investment Management

A global business and differentiator for our firm

Description	2008 Statistics *	Typical Fee Structure
Separate Account Management (Firm's co-investment = $34.6MM)	• $23.3 billion of assets under management as of Q3 ***(11% decline over 2007)***	• Advisory fees • Transaction fees • Incentive fees • Equity earnings
Fund Management (Firm's co-investment = $143.0MM)	• $18.2 billion of assets under management as of Q3 ***(42% growth over 2007)***	• Advisory fees • Incentive fees • Equity earnings
Public Securities (Firm's co-investment = $0.1MM)	• $4.7 billion of assets under management as of Q4 ***(50% decline over 2007)***	• Advisory fees

Product	Assets Under Management	%
European Private Equity	$16.5	35.7%
North American Private Equity	$16.3	35.3%
Asia Pacific Private Equity	$8.7	18.8%
Total Private Equity	**$41.5**	**89.8%**
Total Public Securities	**$4.7**	**10.2%**
Total	**$46.2**	**100%**

Assets Under Management = $46.2 billion

* AUM data for Separate Account and Fund Management reported on one quarter lag; Public Securities and JLL co-investment available for most recent quarter

LaSalle Investment Management

Responding to market challenges

- Stay close to our clients – constant communication and no surprises
- Reinforce asset management teams – bolstering performance is job #1
  - Redeploy qualified personnel
- Execute targeted fund raising programs
  - Increase senior level involvement
- Respond aggressively to weakness in competitor performance
- Buying power available when market stabilizes

Available Buying Power of $11 - $13 Billion

2008 Cost Actions Across the Firm

Managing expenses while maintaining client service delivery

- Aggressive action on cost reductions for discretionary spend control
- Compensation actions
  - Americas leasing business to commission-based model
  - Salary reductions in selected Asian countries
  - Unpaid leaves in Hotels
  - Salary freezes or minimal merit increases in all businesses
- 2008 severance charges of $23 million with payback of six to nine months

Staffing Actions Throughout the Year

Americas

Capital Markets - 20% reduction

60 professionals redeployed

EMEA

10% reduction across region

Capital Markets - 16% reduction

Leasing - 12% reduction

Asia Pacific

7% reduction across region

Capital Markets - 8% reduction

Hotels

12% reduction worldwide

Mature Markets (US/UK/Aus) – 30% reduction

LIM

7% reduction (actioned in 2009)

Consolidated

Staff reductions of over 800 globally

Further reductions will depend upon economic environment

Note: percentages are based upon the population of non-reimbursed employees

Debt Covenants

Credit agreements amended December 2008 to provide additional business flexibility

Leverage Ratio Calculation:	December 31, 2008	September 30, 2008
Credit Facilities	$484	$543
Deferred Business Acquisition Obligations	385	414
Other - Letters of Credit, etc.	30	40
Total	$899	$997
Reported EBITDA (trailing twelve months)	$233	$296
Bank Covenant Add-backs:		
Pre-December 2008 Amendment	128	148
Post-December 2008 Amendment	39	0
Adjusted EBITDA	$400	$444
Leverage Ratio	**2.24x**	**2.25x**
Maximum	*3.50x*	*3.25x*
Cash Interest Coverage Ratio [(1)]:		
Calculated	**3.69x**	**4.14x**
Minimum	*2.00x*	*2.00x*

Amendment Highlights:

- Total borrowing capacity under the agreements is $870 million and maturity on both agreements remains June 2012
- Increased maximum allowable Leverage Ratio from 3.25X to 3.50X through September 2009
- Provided additions to Adjusted EBITDA for certain non-recurring charges related primarily to expense-management actions and adjusted certain other definitions in the agreements
- Limits on certain spending such as acquisitions, capex, and dividend increases through September 2009.

Our December 19, 2008, Form 8-K filing provides additional information about the terms of the amendments.

(1) Cash interest coverage includes rent expense, as defined in the credit agreements

The Leading Real Estate Services Brand

- **Dominant Global Platform**
  - Approximately 180 offices in over 60 countries worldwide
  - Research-driven global money management business
  - Client demands for global expertise satisfied by few providers
- **Solid Financial Performance & Position**
  - Diversified revenues by region and by service line
  - Strong cash flow generator with investment-grade ratings
  - Strong global market positions benefiting from strategic investments and acquisitions
- **Perform for Short and Long Term Horizon**
  - Premier and expanding position in the corporate outsourcing space
  - Expand share in local markets
  - Leading global investment management business

Appendix

Staubach Acquisition - Transaction Overview

- **Jones Lang LaSalle and The Staubach Company closed the transaction to merge operations on July 11, 2008**
  - Staubach to receive guaranteed payments of $613 million (1), plus additional earn out opportunities of up to $114 million based on performance milestones
    - $223 million consideration at close
      - $123 million paid in cash (2), $100 million paid in Jones Lang LaSalle stock
    - $390 million of deferred payments (present value $317 million)
      - 1st payment = $78m, 2nd payment = $156m, 3rd payment = $156m; payments to be made 25, 37 and 61 months following the transaction close (3)
  - Approximately $20 million of intangible assets remaining; $11 million anticipated in 2009
  - Less than $5 million of remaining P&L integration expense expected in 2009

(1) Total Guaranteed Purchase Price is $624 million before the deduction of net closing date liabilities and $11 million to fund transition costs

(2) Cash payment at close reduced by the net closing date liabilities

(3) 1st and 2nd payments can be deferred an additional 12 months each based on performance